Exhibit 99.1
Ninetowns Announces US$5 Million Share Repurchase Program
BEIJING, Aug. 30, 2011 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Limited (Nasdaq:NINE — News) (“Ninetowns”), one of China’s leading providers of online solutions for international trade, today announced that its Board of Directors has authorized a share repurchase program, effective immediately.
Under the program, Ninetowns is authorized to repurchase up to US$5 million of its American Depositary Shares (“ADSs”), each ADS representing one ordinary share of the Company, in the next two years. The repurchase of the ADSs will be made in the open market depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The repurchases are intended to qualify for the safe harbor provided by Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The program does not obligate Ninetowns to acquire any particular number of ADSs and may be suspended, modified or discontinued at any time. The share repurchase program will be funded by the Company’s available working capital.
Mr. Shuang Wang, CEO of Ninetowns, commented, “We have very clear visibility on our business in the coming quarters and are confident in our long-term growth prospects. Given the current capital market conditions, we believe that the share repurchase program is a prudent investment and will ultimately benefit our shareholders.”
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq:NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at www.ninetowns.com/English.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Adam Chaw | Corporate VP
Phone: +8610 6589 9294
Fax: +8610 6589 9966
adamchaw@ninetowns.com